ATTACHMENT TO SUB-ITEM 77E

      The Company is one of approximately twenty defendants in a cost-recovery proceeding in the federal district court for the Eastern District of Pennsylvania (Boarhead Farm Agreement Group v. Advanced Environmental Technology Corporation et al., No. 02-cv-3830), based upon the federal Superfund Act. The affected site, requiring remediation is in Boarhead, Upper Black Eddy, Pa. To date the Company as one of a smaller group has voluntarily participated in the first phase of the required cleanup. The total past and future costs to be shared by all responsible parties has been estimated at $26,000,000. There are eight members of the smaller group, three of whom, including the Company are collectively responsible for one share of the first phase expense. During the course of the present litigation, it is likely that an allocation process will be put in place. Because of the unknown number of other financially responsible defendants, the evidence of linkage to be presented against the Company in the first or second phase, and other important factors, counsel is unable to predict the amount or range of liability. However at present it must be regarded as material.